February 14, 2023

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc.
Registration Statement on Form 10-12G
File No. 000-32863

Dear Claudia Rios:

EESTech, Inc. (“EESTech” or the “Company”) has today filed with the Securities and Exchange Commission a Registration Statement on Form 10-12G (the “Registration Statement”). The Registration Statement is filed in replacement of the Form 10-12G filed by the Company on December 16, 2022 (the “Prior Registration Statement”), which the Company withdrew on February 13, 2023 solely for the purpose of starting a new 60-day period after which a Form 10 would otherwise automatically become effective. In turn, the Prior Registration Statement was filed in replacement of the Form 10-12G filed October 26, 2022, which the Company similarly withdrew on December 14, 2022, and the Form 10-12G originally filed August 26, 2022, which the Company similarly withdrew on October 24, 2022.

The Registration Statement reflects, among other updates, revisions in response to the comment raised in the letter to the Company dated January 26, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 1 to the Prior Registration Statement filed January 17, 2023.

The Company is providing the following response to the Comment Letter. To assist your review, we have included the header and page numbers cited in the Comment Letter and retyped the text of the Staff’s comments in bold typeface.

Description of Business

Samancor Chrome Holdings Proprietary Limited, page 11

1.	Please supplementally provide for our review, pursuant to Rule 12b-4 of the Exchange Act, the unredacted version of the contract dated February 21, 2019 with Samancor Chrome Limited (Samancor), which was attached as Exhibit 10.1 to your Form 10-12G filed on October 26, 2022.

Response: EESTech has supplementally and confidentially provided to the Staff for its review, pursuant to Rule 12b-4 of the Exchange Act, the unredacted exhibit as requested.

2.	We note your product ThermaSand is the beneficiated product remaining after removing 99% of the contained ferrochrome minerals from your processed tailings sand. Your $150 per ton ThermaSand price link, https://www.alibaba.com/product-detail/Ferro-Chrome-Sand is not functional and may not be the appropriate foundry sand product price for comparison to your ThermaSand. Please update the link to a product comparable to your ThermaSand, comparing this product price and specifications to those of ThermaSand, and include a graph of this product price over the last 5 years.

We note you forecasted a price of $150 per ton chrome concentrate (WRAM-ROX) based on your contract with Samancor and compared this price using the link https://trademetal.com/chromite-ore-price-s5328.html that shows various chromite ore prices. Please clarify which product from the link is comparable with your WRAM-ROX product specifications and include a graph of this chrome concentrate price over the last 5 years.

We note your alternative pricing scenario where your beneficiated concentrate is upgraded to ferrochrome metal and you will receive no lower than $1,200 per ton, which is the discounted floor price Samancor is contracted to purchase ferrochrome metal from you, and which is compared to the current market price of ferrochrome metal of approximately US$1,335 per ton. Please disclose in your filing the specifications and related current price for your ferrochrome metal product.

Response: In response to the Staff’s comment, EESTech has removed the pricing and related disclosure referenced in the Staff’s comment.

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We appreciate your time and attention to the Registration Statement as well as the above responses to the Staff’s comments.

Sincerely,

/s/ Murray Bailey
Murray Bailey
Chief Executive Officer and President

cc: Rimon, P.C.